FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 28, 2016
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS Settles Certain RMBS Claims with the
National Credit Union Administration

The Royal Bank of Scotland Group plc (RBS Group) has reached a final settlement with the National Credit Union Administration Board to resolve two outstanding civil lawsuits for US$ 1.1 billion (£846 million).  The settlements, involving its subsidiary RBS Securities Inc., relate to the two residential mortgage-backed securities (RMBS) cases (asserting claims on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union), most recently disclosed in RBS's 2016 Interim Results Announcement ("2016 Interim Results").  The settlement amount is substantially covered by existing provisions as of 30 June 2016 and will have no material impact on the RBS Group's CET1 ratio.

RBS continues to litigate various other RMBS-related civil claims identified in its disclosure, including those of the Federal Housing Finance Agency, and to respond to investigations by the civil and criminal divisions of the U.S. Department of Justice and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general). As previously stated, RMBS litigation and investigations may require additional provisions in future periods that in aggregate could be materially in excess of the provisions existing as of 30 June 2016. Please see RBS's 2016 Interim Results for further details.

RBS will publish its Q3 2016 results on 28 October.

For further information contact:

RBS Investor Relations

Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

Matthew Richardson
Head of Fixed Income Investor Relations
+44 20 7678 1800

RBS Media Relations
+44 131 523 4205

Forward-looking statements
This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK Annual Report and Accounts and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Date: 28 September 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary